UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 27, 2022

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold its Combined Shareholders’ Meeting (the “Meeting”) on May 25, 2022 beginning at 10:30am. CEST at the Faculté de Pharmacie de Lille located Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000), France.

Additional information regarding the Meeting is available to shareholders on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

The following document regarding the Company’s Meeting, attached as an exhibit hereto, is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Combined Shareholders Meeting of GENFIT and Agenda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: April 27, 2022	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer